Exhibit 5.1

[LETTERHEAD]

January 2, 2008
The Board of Directors
WestMountain Alternative Energy, Inc.
103 West Mountain
Fort Collins, Colorado 80524

Re:    Registration Statement on Form SB-2
         WestMountain Alternative Energy, Inc., common stock, par value $0.001 per share

Dear Mr. Klemsz:

          We are acting as counsel for WestMountain Alternative Energy, Inc., a Colorado corporation (the "Company"), in connection with the preparation of the Registration Statement on Form SB-2 (the "Registration Statement"), as to which this opinion is a part, filed with the Securities and Exchange Commission (the "Commission") on January 2, 2008 for the registration by certain selling shareholders of 781,250 shares of common stock, $0.001 par value, of the Company (the "Shares").

         In connection with rendering our opinion as set forth below, we have reviewed and examined originals or copies of such corporate records and other documents and have satisfied ourselves as to such other matters as we have deemed necessary to enable us to express our opinion hereinafter set forth.

         Based upon the foregoing, it is our opinion that:

         The Shares to be registered as covered by the Registration Statement are duly authorized, validly issued, fully paid and nonassessable.

         We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement and to the reference to this firm under the caption "Legal Matters" in the prospectus included in the Registration Statement.

Very truly yours,

/s/ David Wagner & Associates, P.C.
    DAVID WAGNER & ASSOCIATES, P.C.